VOZROZHDENIE
BANK

**File № 82-4257**



15.01.07
1101/284

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



**Re: Exemption № 82-4257**



The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Message of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 3/15

**MESSAGE**
**of the data that can affect materially the value of the joint-stock company's securities**

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

| 1. General Data | |
|---|---|
| 1.1. Full official name of issuer | Joint-stock company Bank «Vozrozhdeniye» |
| 1.2. Abbreviated legal name of the issuer: | V. Bank |
| 1.3. Location of the issuer: | Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia. |
| 1.4. State registration number: | 1027700540680 |
| 1.5. Identification tax number: | 5000001042 |
| 1.6. Unique code of the issuer assigned by registration body: | 1439 |
| 1.7. Internet site used by the issuer for disclosing information: | http://www/vbank.ru/investors/material-facts |
| 1.8. Name of periodical(s) used by the issuer for publishing information: | Newspaper «Izvestia» |

| 2.Summary of the Message |
|---|
| 2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed: Limited company Private Security Guard Enterprise «Vozrozhdeniye-2», 34 ul.Pobedy, Voskresensk, 140200, Russia<br>2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration: percentage of ordinary shares – 100%.<br>2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%.<br>2.4. Date, when percentage of participation of the joint-stock company in the share capital (pie fund) of the above institution changed: 29.12.2006 |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy Chairman of the Board | *(signature)* | A.V.Dolgopolov |
| 3.2. December 29, 2006 | *Stamp* | |

## MESSAGE
## of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

| 1. General Data | |
|---|---|
| 1.1. Full official name of issuer | Joint-stock company Bank «Vozrozhdeniye» |
| 1.2. Abbreviated legal name of the issuer: | V. Bank |
| 1.3. Location of the issuer: | Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia. |
| 1.4. State registration number: | 1027700540680 |
| 1.5. Identification tax number: | 5000001042 |
| 1.6. Unique code of the issuer assigned by registration body: | 1439 |
| 1.7. Internet site used by the issuer for disclosing information: | http://www/vbank.ru/investors/material-facts |
| 1.8. Name of periodical(s) used by the issuer for publishing information: | Newspaper «Izvestia» |

| 2.Summary of the Message |
|---|
| 2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed: Limited company Private Security Guard Enterprise «Vozrozhdeniye-1», 10 Oktiabrskaia pl, Volokolamsk, 143600, Russia. |
| 2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration: percentage of ordinary shares – 100%. |
| 2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%. |
| 2.4. Date, when percentage of participation of the joint-stock company in the share capital (pie fund) of the above institution changed: 29.12.2006 |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy Chairman of the Board | (*signature*) | A.V.Dolgopolov |
| 3.2. December 29, 2006 | *Stamp* | |

**MESSAGE**
**of the data that can affect materially the value of the joint-stock company's securities**

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

| 1. General Data | |
|---|---|
| 1.1. Full official name of issuer | Joint-stock company Bank «Vozrozhdeniye» |
| 1.2. Abbreviated legal name of the issuer: | V. Bank |
| 1.3. Location of the issuer: | Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia. |
| 1.4. State registration number: | 1027700540680 |
| 1.5. Identification tax number: | 5000001042 |
| 1.6. Unique code of the issuer assigned by registration body: | 1439 |
| 1.7. Internet site used by the issuer for disclosing information: | http://www/vbank.ru/investors/material-facts |
| 1.8. Name of periodical(s) used by the issuer for publishing information: | Newspaper «Izvestia» |

| 2.Summary of the Message |
|---|
| 2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed: Limited company Private Security Guard Enterprise «Vozrozhdeniye-Centre», Luchnikov lane, 7/4 –1, Moscow<br>2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration: percentage of ordinary shares – 100%.<br>2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%.<br>2.4. Date, when percentage of participation of the joint-stock company in the share capital (pie fund) of the above institution changed: 29.12.2006 |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy Chairman of the Board | (*signature*) | A.V.Dolgopolov |
| 3.2. December 29, 2006 | *Stamp* | |

END